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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14d-100)

                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                    NATIONAL BANCSHARES CORPORATION OF TEXAS
                       (NAME OF SUBJECT COMPANY (ISSUER))

                      INTERNATIONAL BANCSHARES CORPORATION
                             NBC ACQUISITION CORP.
                      (NAMES OF FILING PERSONS (OFFERORS))

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                632-593-505-000
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                DENNIS E. NIXON
                      CHAIRMAN OF THE BOARD AND PRESIDENT
                      INTERNATIONAL BANCSHARES CORPORATION
                             1200 SAN BERNARDO AVE.
                              LAREDO, TEXAS 78040
                           TELEPHONE: (956) 722-7611
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
        RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                   COPIES TO:
                               CARY PLOTKIN KAVY
                            COX & SMITH INCORPORATED
                            112 E. PECAN, SUITE 1800
                            SAN ANTONIO, TEXAS 78205
                           TELEPHONE: (210) 554-5500
                            ------------------------

                           CALCULATION OF FILING FEE:

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                   TRANSACTION VALUATION*                                       AMOUNT OF FILING FEE**
-------------------------------------------------------------------------------------------------------------------------
                       $93,319,899.75                                                  $18,664
-------------------------------------------------------------------------------------------------------------------------
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

 * For purposes of calculating the filing fee only. This calculation assumes the purchase of 3,770,501 shares of common stock of National Bancshares Corporation of Texas at the tender offer price of $24.75 per share of common stock.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                   AMOUNT PREVIOUSLY PAID:          N/A           FILING PARTY:    N/A
                                   FORM OR REGISTRATION NO.:        N/A           DATE FILED:      N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes to designate any transactions to which this statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
                            ------------------------

    This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by NBC Acquisition Corp., a Texas corporation (the "Purchaser") and a wholly owned subsidiary of International Bancshares Corporation, a Texas corporation ("Parent"), to purchase all the outstanding shares of Common Stock, par value $.001 per share (the "Shares"), of National Bancshares Corporation of Texas, a Texas corporation (the "Company"), at a price equal to $24.75 per Share, subject to adjustment as described in the Offer to Purchase, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 9, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with any supplements or amendments, collectively constitute the "Offer"), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(C), respectively. This Schedule TO is being filed on behalf of the Purchaser and Parent.
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     The information set forth in the Offer, including the Schedule I thereto, is hereby incorporated by reference in answer to items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth under "SUMMARY TERM SHEET" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) The name of the subject company is National Bancshares Corporation of Texas, a Texas corporation. The Company's executive offices are located at 12400 Highway 281 North, Suite 375, San Antonio, Texas 78216, and its telephone number is (210) 403-4100.

     (b) The class of securities to which this statement relates is the Shares (as defined above), of which 3,770,501 Shares were issued and outstanding as of May 6, 2001. The information set forth on the cover page and under "INTRODUCTION" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth under "THE TENDER OFFER -- Section 6. Price Range of the Shares; Dividends on the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) This Tender Offer Statement is filed by Parent and the Purchaser. The information set forth under "THE TENDER OFFER -- Section 9. Certain Information Concerning Parent and the Purchaser" in the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

     (b) The information set forth under "THE TENDER OFFER -- Section 9. Certain Information Concerning Parent and the Purchaser" in the Offer to Purchase and on
Schedule I thereto is incorporated herein by reference.

     (c) The information set forth under "THE TENDER OFFER -- Section 9. Certain Information Concerning Parent and the Purchaser" in the Offer to Purchase and on
Schedule I thereto is incorporated herein by reference. During the last five years, none of Purchaser or Parent or, to the best knowledge of the Purchaser or Parent, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

ITEM 4.  TERMS OF THE TRANSACTION.

     The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) The information set forth under "THE TENDER OFFER -- Section 11. Contacts and Transactions with the Company; Background of the Offer" in the Offer to Purchase is incorporated herein by reference. Except as disclosed above in this Item 5(a), during the past two years, there have been no transactions that would be required to be disclosed under this Item 5(a) between any of the Purchaser or Parent or, to the best knowledge of the Purchaser and Parent, any of the persons listed on Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors or affiliates.

     (b) The information set forth under "INTRODUCTION," "THE TENDER
OFFER -- Section 11. Contacts and Transactions with the Company; Background of the Offer" and "THE TENDER OFFER -- Section 12. Purpose of the Offer; the Merger Agreement; Plans for the Company" in the Offer to Purchase is incorporated herein by reference. Except as set forth under "INTRODUCTION," "THE TENDER

                                        2
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OFFER -- Section 11. Contacts and Transactions with the Company; Background of the Offer" and "THE TENDER OFFER -- Section 12. Purpose of the Offer; the Merger Agreement; Plans for the Company" in the Offer to Purchase, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed under this Item 5(b) between any of the Purchaser or Parent or any of their respective subsidiaries or, to the best knowledge of the Purchaser and Parent, any of those persons listed on Schedule I to the Offer to Purchase and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a), (c) (4), (6) and (7) The information set forth under "INTRODUCTION," "THE TENDER OFFER -- Section 11. Contacts and Transactions with the Company; Background of the Offer" and "THE TENDER OFFER -- Section 12. Purpose of the Offer; the Merger Agreement; Plans for the Company" in the Offer to Purchase is incorporated herein by reference.

     (c) (1), (2), (3) and (5) Not applicable.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth under "THE TENDER OFFER -- Section 10. Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Not applicable.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     The information set forth under "INTRODUCTION" and "THE TENDER
OFFER -- Section 16. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

     Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

     (a) The information set forth under "THE TENDER OFFER -- Section 12. Purpose of the Offer; the Merger Agreement; Plans for the Company" and "THE TENDER OFFER -- Section 15. Certain Legal Matters" in the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 12.  EXHIBITS.

(a)(1)(A)  Offer to Purchase dated August 9, 2001.
(a)(1)(B) Recommendation Statement on Schedule 14D-9 of the Company dated August 9, 2001.
(a)(1)(C)  Letter of Transmittal.
(a)(1)(D)  Notice of Guaranteed Delivery.
(a)(1)(E)  Letter to Brokers, Dealers, Banks, Trust Companies and Other
           Nominees.
(a)(1)(F)  Letter to Clients for use by Brokers, Dealers, Banks, Trust
           Companies and Other Nominees.
(a)(1)(G)  Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.
(a)(1)(H)  Joint Press Release issued by Parent and the Company on July
           31, 2001.

(a)(1)(I)     Summary Advertisement published in the Wall Street Journal on August 9, 2001.
(a)(1)(J)     Letter to Shareholders of the Company from the Chief Executive Officer and President of the Company
              dated August 9, 2001.
(b)           Not applicable.
(d)(1)        Agreement and Plan of Merger dated as of July 30, 2001, among Parent, the Purchaser and the Company.
(d)(2)        Confidentiality Agreement dated March 28, 2001, by and between Parent and the Company.
(d)(3)        Agreement dated July 30, 2001, by and between Parent and Tamir Hacker.
(d)(4)        Agreement dated July 30, 2001, by and between Parent and Marvin E. Melson.
(d)(5)        Agreement dated July 30, 2001, by and between Parent and John W. Lettunich.
(d)(6)        Agreement dated July 30, 2001, by and between Parent and Charles T. Meeks.
(g)           Not applicable.
(h)           Not applicable.

                                        4
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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          NBC ACQUISITION CORP.

                                                   /s/ Dennis E. Nixon
                                          By:
                                          --------------------------------------
                                          Name: Dennis E. Nixon
                                          --------------------------------------
                                          Title: President
                                          --------------------------------------

                                          INTERNATIONAL BANCSHARES
                                          CORPORATION

                                                   /s/ Dennis E. Nixon
                                          By:
                                          --------------------------------------
                                          Name: Dennis E. Nixon
                                          --------------------------------------
                                          Title: Chairman of the Board and
                                          President
                                          --------------------------------------

Dated: August 9, 2001

                                        5
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                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                               DOCUMENT
 -------                              --------
(a)(1)(A)   Offer to Purchase dated August 9, 2001.
(a)(1)(B)   Recommendation Statement on Schedule 14D-9 of the Company
            dated August 9, 2001.
(a)(1)(C)   Letter of Transmittal.
(a)(1)(D)   Notice of Guaranteed Delivery.
(a)(1)(E)   Letter to Brokers, Dealers, Banks, Trust Companies and Other
            Nominees.
(a)(1)(F)   Letter to Clients for use by Brokers, Dealers, Banks, Trust
            Companies and Other Nominees.
(a)(1)(G)   Guidelines for Certification of Taxpayer Identification
            Number on Substitute Form W-9.
(a)(1)(H)   Joint Press Release issued by Parent and the Company on July
            31, 2001.
(a)(1)(I)   Summary Advertisement published in the Wall Street Journal on August 9, 2001.
(a)(1)(J)   Letter to Shareholders of the Company from the Chief
            Executive Officer and President of the Company dated August
            9, 2001.
(b)         Not applicable.
(d)(1)      Agreement and Plan of Merger dated as of July 30, 2001,
            among Parent, the Purchaser and the Company.
(d)(2)      Confidentiality Agreement dated March 28, 2001, by and
            between Parent and the Company.
(d)(3)      Agreement dated July 30, 2001, by and between Parent and
            Tamir Hacker.
(d)(4)      Agreement dated July 30, 2001, by and between Parent and
            Marvin E. Melson.
(d)(5)      Agreement dated July 30, 2001, by and between Parent and
            John W. Lettunich.
(d)(6)      Agreement dated July 30, 2001, by and between Parent and
            Charles T. Meeks.
(g)         Not applicable.
(h)         Not applicable.